Fund	Assets as of September 30, 2023	Minimum Bond Amount
Madison Funds	$2,423,136,533	$1,700,000
Ultra Series Fund	$1,167,062,299	$1,250,000
Madison Covered Call & Equity Strategy Fund	$145,330,528	$525,000
Madison ETFs	$244,296,895	$600,000
Total	$3,979,826,255	$4,075,000
Total Amount of Joint Bond		$5,000,000